IPSEN
Innovation for patient care*



**Securities and Exchange Commission**
**Office of International Corporate Finance**
**100 F Street, N.E., Mail Stop 3628**
**Washington DC 20549**
**USA**

**12g-3-2(b) Exemption**
**File N°.82-34953**

06018014

18 October 2006

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,



p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

**IPSEN**
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00



Société Anonyme au capital de 84 024 683 € - 419 838 529 R.C.S. Paris - Code Ape 741 J - TVA FR 87 419 838 529

Press release

# EMEA's validation of febuxostat's Marketing Authorization Application in the European Union

Paris (France), 2 October 2006 - Ipsen today announced the European Medicines Agency (EMEA) has validated its application to market febuxostat in the European Union (EU), for the management of symptomatic hyperuricaemia. Further to the development and marketing agreement signed in July 2003 between Ipsen and Teijin, holder of the product's rights, Ipsen was endorsed to develop and market febuxostat in Europe.

"We have now reached the first milestone in the European drug review process for febuxostat, an innovative product which will bring a new treatment option for symptomatic hyperuricaemia, where current therapy is based on preparations originally introduced more than forty years ago", said Jean-Luc Bélingard, President and Chief Executive Officer of Ipsen.

The validation signifies that the EMEA can now begin review of Ipsen's Marketing Authorization Application (MAA). The review process is being coordinated by the EMEA under the centralized procedure, which, if resulting in approval, provides one marketing authorization for all 25 member states of the EU, as well as Norway and Iceland.

**About febuxostat**

Hyperuricaemia, elevated uric acid levels in the body, is associated with gout, a painful type of arthritis. Febuxostat, an oral, once-daily medication, is a novel non-purine, selective inhibitor of xanthine oxidase studied for its effects on lowering levels of serum uric acid (sUA) in patients with gout. Febuxostat is licenced by Ipsen for Europe from Teijin Pharma, Tokyo.

The EU submission includes two of the largest industry sponsored studies to date studying treatment of chronic gout patients. Febuxostat demonstrated ability to lower and maintain in patients, serum uric acid at a level inferior to 6 mg/dl. This is the target value recommended by guidelines of the EULAR (European League Against Rheumatism).

In the USA, development and marketing rights of febuxostat are held by TAP Pharmaceuticals Products Inc. (joint venture Abbott Laboratories and Takeda Pharmaceutical Company Limited), Teijin's partner in the United States. A NDA was submitted in the USA in December 2004. FDA has determined that febuxostat has approvable status in correspondence of Oct 2005, Aug 2006 and TAP is continuing its discussions with the agency.

**About Ipsen**

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The

location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached EUR 169 million, i.e. 20.9% of consolidated sales, which amounted to EUR 807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

**About Teijin Limited**

The Teijin Group (http://www.teijin.co.jp/english/) is active in a wide range of businesses, including fibers, films, plastics, pharmaceuticals and home health care, fiber products marketing and information technology (IT) - related services, with 151 companies and over 18,000 employees internationally, as of 31 March 2006.

Teijin Pharma Limited (http://www.teijin-pharma.co.jp/english/), the core company of Teijin Group's medical and pharmaceuticals business, focuses on the three key therapeutic areas: respiratory, bone/joint, and cardiovascular/metabolic diseases, with about 1,700 employees. Teijin Pharma has strong marketing positions particularly in the respiratory and bone/joint areas with pharmaceutical products and home healthcare business, including home oxygen therapy (HOT) business, which has a top market share in Japan. In the cardiovascular/metabolic diseases area, as well as in the other focused areas, Teijin Pharma is trying to enhance its presence through in-licensing and out-licensing products, effective co-developments, and in-house R&D activities.

**Forward-looking statements**

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04 - e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21 - e-mail: david.schilansky@ipsen.com

Tercica

IPSEN
Innovation for patient care

Press release

# Ipsen and Tercica Complete Worldwide Strategic Collaboration Agreement in Endocrinology

**Paris (France) and Brisbane (California), 16 October 2006** – Ipsen (Euronext: IPN) and Tercica, Inc. (Nasdaq: TRCA) today announced the closing of their worldwide strategic collaboration agreement in endocrinology. The transaction was finalized on October 13, 2006 following approval by Tercica stockholders at a special meeting of stockholders held on October 12, 2006.

Jean-Luc Bélingard, Chairman and CEO of Ipsen, and John A. Scarlett, M.D., President and CEO of Tercica, issued a joint statement: "We are pleased to announce the official launch of a global collaboration in endocrinology that will enable our companies to create a global care solution to patients suffering from growth and other endocrine disorders. We are confident that our collaboration will enhance the business prospects of both companies and create value for our shareholders."

Under terms of the collaboration announced on July 18, 2006, Ipsen has granted Tercica exclusive rights to sell Somatuline® Autogel®, a leading product in the European acromegaly market, in the United States, subject to approval by the U.S. Food and Drug Administration (FDA), and in Canada. Tercica has granted Ipsen exclusive rights to sell Increlex™, a leading product in the United States for the treatment of short stature associated with severe Primary IGF-1 deficiency (Primary IGFD), in all regions of the world except the United States, Japan, Canada, Taiwan and certain countries of the Middle East and North Africa, subject to approval by relevant regulatory authorities.

Ipsen has acquired 12,527,245 newly issued shares at US$6.17 per share of Tercica common stock representing a 25% stake on a non-diluted basis as well as a warrant to purchase 4,948,795 shares of Tercica common stock. Tercica has also issued a convertible note for approximately $25 million to Ipsen offsetting the upfront payments to Ipsen for the U.S. and Canadian rights to Somatuline® Autogel®. Upon FDA approval of Somatuline® Autogel® for the targeted product label, Tercica will issue to Ipsen two additional convertible notes, giving Ipsen the ability to increase its equity ownership in Tercica to approximately 40% on a fully diluted basis. Funds from the first additional convertible note will be used by Tercica to finance its U.S. approval-based milestone payment for Somatuline® Autogel®, while funds from the second additional convertible note will be used for working capital.

For Ipsen, this transaction represents a major step forward in the implementation of its North American strategy for Somatuline® Autogel® and significantly enhances its endocrinology portfolio with the combination of Somatuline®, NutropinAq® and Increlex™. This transaction also allows Ipsen to start building a presence in endocrinology in North America, and represents a major opportunity to develop a powerful platform for growth in this region. For Tercica, this transaction provides an attractive late-stage product for the treatment of acromegaly. Tercica also gains access to Ipsen's endocrinology pipeline, which includes two promising pre-clinical compounds that could enter clinical development as early as 2007. Additionally, Ipsen will provide Tercica with a very strong partner that will commercialize Increlex™ in the European Union and other global markets. It also provides Tercica with a net

cash infusion of $90 million[1], and potentially up to an additional $34 million[2], thus significantly strengthening its balance sheet.

Additional terms of the collaboration give Ipsen the right to appoint two members to Tercica's nine-member board of directors, replacing two current directors. In conjunction with completion of the transaction, Tercica entered into a rights agreement implementing a stockholder rights plan, which was approved by the stockholders at the special meeting held on October 12, 2006, and announced the resignation of Michael Astrue and Thomas G. Wiggans from its board of directors. On October 13, Tercica's Board of Directors appointed Jean-Luc Bélingard and Christophe Jean, respectively Chief Executive Officer and Chief Operating Officer of Ipsen to replace these directors. Tercica thanks the former board members for their service and many contributions to the company.

**About Tercica**
Tercica is a biopharmaceutical company committed to improving endocrine health by partnering with the endocrine community to develop and commercialize new therapeutics for short stature and associated metabolic disorders. For further information on Tercica, please visit www.tercica.com.

**About Ipsen**
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169 million, i.e. 20.9% of consolidated sales, which amounted to €807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

**Ipsen's forward-looking statements**
The forward-looking statements and targets related to Ipsen contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties, including with respect to products, markets, investments or acquisitions that may cause actual results, performance or events to differ materially from those anticipated herein. In particular, a number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed. If the products that the Group is developing are not approved during clinical and pre-clinical trials or if they are not approved thereafter by the regulatory authorities, this will have a negative impact on the growth of the Group. Several years can elapse before a product is approved and it may be that the Group will fail to launch some of its new products on the market. A new product can also appear to be promising at a preparatory

[1] $77.3 million from its newly issued shares and $12.7 million (based on current exchange rates) from the upfront Increlex licensing payment.
[2] $18.8 million (based on current exchange rates) upon approval of the Increlex™ Medical Marketing Application in the European Union for the targeted product label and $15.0 million upon FDA approval of Somatuline® Autogel® through the issuance of the third Convertible Note.

stage of development or after clinical trials but never be launched on the market or be launched on the market but fail to sell.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

**Tercica's forward looking statements**

Except for the historical statements contained herein, this press release contains forward-looking statements concerning the company's prospects and results, including statements relating to: the Company's business prospects arising from the proposed transaction with Ipsen, including the achievement of milestones; approval for Increlex™ and Somatuline® Autogel® by relevant regulatory authorities; and potential development of additional products. Because Tercica's forward-looking statements are subject to risks and uncertainties, there are important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the following risks and uncertainties: (i) Somatuline® Autogel® might never achieve marketing approval for the targeted indication, or any indication, in the United States on a timely basis, or at all; (ii) the Increlex Medical Marketing Authorization in the EU may not be approved; (iii) none of Ipsen's pipeline products may ever achieve marketing approval; and (iv) the risks and uncertainties disclosed from time to time in reports filed by Tercica with the SEC, including most recently Tercica's Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 9, 2006. Tercica disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law.

For further information:

**Ipsen**
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

**Tercica**
Fredrik Wiklund, Senior Director, Investor Relations and Corporate Development
Tel.: +1 650-624-4992
e-mail: fredrik.wiklund@tercica.com

Kathleen Rinehart, Director, Public Relations
Tel.: +1 650-624-4948
e-mail: kathleen.rinehart@tercica.com

IPSEN
Innovation for patient care

Press release

# The Ipsen Group has noted the publication of the recommendations issued by the French *Haute Autorité de Santé*

**Paris (France), 19 October 2006** – The Ipsen Group (Euronext: IPN) has noted that the French *Haute Autorité de Santé* has recommended to modify the reimbursement policies related to certain medicines, including vasodilatators, the pharmacological class to which Tanakan® belongs. As regards to those medicines used in the treatment of cognitive impairments in the elderly, it considers their withdrawal from the list of reimbursable drugs, which "*can however be implemented progressively*".

The *Haute Autorité de Santé* has maintained the medical rendered service of Tanakan® as insufficient. However, its recommendation sets apart Tanakan®, notably used in France in the treatment of neurosensory and cognitive impairments in the elderly: "*Only one ongoing study has been identified by the Commission de la Transparence, this is the reason why the HAS urges decision-makers to carry on and reinforce the support to the research in the areas of cognitive impairments in the elderly*". In its opinion issued on 5 July 2006 the *Commission de la Transparence* had indeed "*noted with interest the ongoing GuidAge Study*".

The decision to maintain Tanakan® on the list of reimbursable medicines by French Social Security now belongs to the Minister of Health and Solidarities.

**About the ongoing studies**

**In France**, more than 2,800 patients have been included in the GuidAge study, which is carried out in collaboration with 25 memory hospitals. The scientific committees which participated in the design of the protocol include key French and international experts in Alzheimer's disease. The aim is to demonstrate that the treatment with Tanakan® of patients with mnesic complaint decreases the conversion rate to Alzheimer's disease at 5 years. **GuidAge is the only ongoing clinical trial investigating the secondary prevention of Alzheimer's disease in patients with a mnesic complaint.** This trial carries a major impact in terms of Public Health: beyond the demonstration of Tanakan®'s value, GuidAge is also of scientific and medical general interest, as detailed and still unexplored biological data of patients with a high risk of developing an Alzheimer's disease is to be available. This study is coherent with the Alzheimer Plan designed by the French Government in 2004, and with the identification of this pathology as a **"high national priority for the year 2007"** ("*grande cause nationale pour l'année 2007*").

**In the United States**, the National Institutes of Health (NIH) also investigate, on their own, the interest of EGb761®, active ingredient of Tanakan® in the primary prevention of Alzheimer's disease in subjects aged over 75 (GEM). The 3,000 patients have now been recruited in this study, which harmoniously complements GuidAge.

**About Ipsen**

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169 million, i.e. 20.9% of consolidated sales, which amounted to €807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

For further information:

**Ipsen**
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com